8 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 138,160 Reed Elsevier PLC ordinary shares at a price of 902.1035p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 100,176,394 ordinary shares in treasury, and has 1,166,906,225 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 729,560 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 80,000 Reed Elsevier NV ordinary shares at a price of €15.5855 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 61,315,193 ordinary shares in treasury, and has 672,953,877 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 420,000 shares.